March 28, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie / Sonia Bednarowski

Re:	Dunkin’ Brands Group, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-180190)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 25,300,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on March 29, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 28, 2012, through the date hereof:

Preliminary Prospectus dated March 28, 2012:

138 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC

BARCLAYS CAPITAL INC.

MORGAN STANLEY & CO. LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

                             INCORPORATED

As Representatives of the several Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale Vice President